UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2023
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

September 18, 2023

METHANEX CORPORATION APPOINTS JOHN SAMPSON TO ITS BOARD OF DIRECTORS

VANCOUVER, BRITISH COLUMBIA (September 18, 2023) – Methanex Corporation (TSX:MX) (NASDAQ:MEOH) is pleased to announce the appointment of John Sampson, Senior Vice President, Operations, Manufacturing and Engineering at Dow Inc., to its Board of Directors effective October 1, 2023.

With a career spanning 40 years in the chemical and materials sector, Mr. Sampson brings a wealth of industry knowledge and business acumen. From 1996 to 2015, Mr. Sampson held a variety of increasingly senior management positions at Dow, including Vice President, Environment, Health & Safety and Manufacturing Vice President, Chemicals & Energy. In 2015, Mr. Sampson joined Olin Corp as Vice President, Operations and in 2019, he became Olin Corp’s Executive Vice President, Business Operations. Mr. Sampson returned to Dow in 2020 and in his current role as Senior Vice President, Operations, Manufacturing and Engineering he is accountable for the global Operations team consisting of more than 22,000 employees worldwide. He is also member of Dow’s Leadership Team, which is responsible for executing the Company’s strategy.

Mr. Sampson holds a Bachelor of Science in Chemical Engineering from Louisiana State University and also serves as Vice Chair of the Board of Directors of Sadara Chemical Company.

"John’s extensive expertise in chemical manufacturing and people leadership, along with his track record of driving safety performance and operational excellence, will be a valuable asset to our Board,” said Doug Arnell, Methanex’s Chair of the Board.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH". Methanex can be visited online at www.methanex.com.

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Inquiries:
Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: September 18, 2023	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary